# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sound Group Inc., CIK 0001783407
CUSIP: 53933L203
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 108 ROBINSON ROAD, #09-01, SINGAPORE, Singapore (U0), 068900
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002148236

## Reporting persons
- OP Investment Management Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 39,500,000; sole dispositive power 0; shared dispositive power 39,500,000; aggregate amount beneficially owned 39,500,000 (6.5% of the class)
  Comment: OP Investment Management Limited licensed by the Securities and Futures Commission of Hong Kong to conduct Type 1 (Dealing in Securities), Type 4 (Advising on Securities), and Type 9 (Asset Management) regulated activities in Hong Kong (CE No.: AJH044).

## Item 1. Issuer
Name of issuer: Sound Group Inc.
Address of issuer's principal executive offices: 108 ROBINSON ROAD, #09-01, SINGAPORE, SINGAPORE, 068900.

## Item 2. Person Filing
Name of person filing: OP Investment Management Limited
Address of principal business office or, if none, residence: Room 2501-2504, 25/F, New World Tower 1, 16-18 Queen's Road Central, Central, Hong Kong
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: OP Investment Management Limited licensed by the Securities and Futures Commission of Hong Kong to conduct Type 1 (Dealing in Securities), Type 4 (Advising on Securities), and Type 9 (Asset Management) regulated activities in Hong Kong (CE No.: AJH044).

## Item 4. Ownership
Amount beneficially owned: 39,500,000
Percent of class: 6.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 39,500,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 39,500,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities beneficially owned by the Reporting Person are directly held by Trivista Capital SPC - Trivista China SP I, for which OP Investment Management Limited serves as the sub-investment manager.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to non-U.S. institution subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- OP Investment Management Limited: Yep Oi Ting Candy, Head of Legal and Compliance (08/06/2026)